UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 9)*

THE SECURITIES EXCHANGE ACT OF 1934

Euronav NV
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number)

Famatown Finance Limited

c/o Seatankers Management Co. Ltd

Deana Beach Apartments,  Block 1, 4th Floor,

33 Promachon Eleftherias Street

Ayios Athanasios

4103 Limassol

Cyprus

Attn: Spyros Episkopou

+ (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 3, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

39,736,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

39,736,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

39,736,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.69%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Frontline plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,664,613

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,664,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,664,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.77%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Hemen Holding Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,664,613

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,664,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,664,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.77%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited owns approximately 35.6% of the issued and outstanding ordinary shares of Frontline plc and may be deemed to beneficially own the Ordinary Shares (defined below) that Frontline plc owns.

1.	NAME OF REPORTING PERSONS

Greenwich Holdings Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

53,401,478

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

53,401,478

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

53,401,478

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.46%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Famatown Finance Limited and Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares beneficially owned by Famatown Finance Limited and beneficially owned by Hemen Holding Limited.

1.	NAME OF REPORTING PERSONS

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

53,401,478

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

53,401,478

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

53,401,478

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.46%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited, Famatown Finance Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited and owned by Famatown Finance Limited and Frontline plc. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and Mr. Fredriksen disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Amendment No. 8 to Schedule 13D (the “Amendment No. 8”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 26, 2023, the Amendment No. 7 to Schedule 13D (the “Amendment No. 7”) filed with the Commission on January 20, 2023, the Amendment No. 6 to Schedule 13D (the “Amendment No. 6”) filed with the Commission on January 13, 2023, the Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) filed with the Commission on December 7, 2022, the Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) filed with the Commission on July 12, 2022, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed with the Commission on June 21, 2022, the Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) filed with the Commission on May 3, 2022, the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the Commission on April 28, 2022 and the Schedule 13D filed with the Commission on October 13, 2021 (collectively, as amended, the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”), with respect to the Ordinary Shares, no par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”). Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 9 relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

	(i) (ii) (iii)	Famatown; Frontline plc (formerly known as Frontline Ltd.) (“Frontline”); Hemen Holding Limited (“Hemen Holding”);

	(iv)	Greenwich Holdings; and

	(v)	C.K. Limited.

Famatown, Frontline, Hemen Holding, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown and Hemen Holding. Hemen Holding owns approximately 35.6% of Frontline’s issued and outstanding ordinary shares. The shares of Famatown, Hemen Holding and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.
Eirini Santhi Theocharous	Director	Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.
Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Frontline’s principal place of business is 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106. The name, citizenship, present principal occupation of Frontline’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

John Fredriksen	Director	Mr. Fredriksen is a citizen of Cyprus. Mr. Fredriksen is a member of the board of directors of Frontline.
Steen Jakobsen	Director	Mr. Jakobsen is a citizen of Denmark. Mr. Jakobsen is also the Chief Investment Officer of Saxo Bank.
Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.
James O’Shaughnessy	Director	Mr. O'Shaughnessy is a citizen of the United Kingdom. Mr. O'Shaughnessy is also the executive vice president, chief accounting officer and corporate controller of Axis Capital Holdings Limited.
Ole B. Hjertaker	Director	Mr. Hjertaker is a citizen of Norway. Mr. Hjertaker is also the chief executive officer of SFL Corp Ltd.
Marios Demetriades	Director	Mr. Demetriades is a citizen of Cyprus. Mr. Demetriades is also the managing partner at MD Mindset Partners Ltd.
Lars H. Barstad	Principal Executive Officer	Mr. Barstad is a citizen of Norway. Mr. Barstad is also the chief executive officer of Frontline Management AS.
Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

(iii) The address of Hemen Holding’s principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Hemen Holding is acting as an investment holding company. The name, citizenship, present principal occupation of Hemen Holding’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Hemen Holding’s does not have any executive officers.

Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.
Eirini Santhi Theocharous	Director	Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.
Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drossini 6, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iv) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.
Eirini Santhi Theocharous	Director	Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.
Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drossini 6, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(v) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown, Hemen Holding and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.
Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou	Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.
JTC Directors Limited	Corporate Director	JTC Directors Limited’s business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.
Castle Directors Limited	Corporate Director	Castle Directors Limited’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.

(d. and e.)

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to the Schedule 13D.
Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

On March 23, 2023, the Issuer held a special meeting of shareholders (the “Special Meeting”) and reported that two of the five directors serving on the Issuer’s Supervisory Board were removed by vote of the Issuer’s shareholders, and that the following four new directors were appointed by vote of the Issuer’s shareholders to serve on the Issuer’s Supervisory Board: Mr. John Fredriksen and Mr. Cato H. Stonex, whose appointment to the Supervisory Board had been called for by Famatown, and Mr. Marc Saverys and Mr. Patrick De Brabandere, whose appointment to the Supervisory Board had been called for by CMB NV. A copy of Famatown’s press release, dated February 9, 2023, announcing candidates for the Issuer’s Supervisory Board is attached hereto as Exhibit B.

The Reporting Persons continue to hold Ordinary Shares for investment purposes. The Reporting Persons reserve the right to effect transactions that would change the number of Ordinary Shares such Reporting Persons may be deemed to beneficially own. Depending on, among other things, trading prices for the Ordinary Shares, the financial condition, results of operations and prospects of the Issuer, general economic, market and industry conditions, and the Reporting Persons’ overall investment objectives, strategic position and financial condition, the Reporting Persons may, from time to time, acquire additional Ordinary Shares in private or public transactions, maintain its present ownership position, or sell Ordinary Shares. The Reporting Persons may continue to increase their investment in the Issuer beyond that which has been reported in this Amendment No. 9, including through the acquisition of additional Ordinary Shares, based on market conditions. The Reporting Persons reserve the right to change their current plans and intentions, which may include the decision not to acquire additional Ordinary Shares or to sell some or all of their Ordinary Shares in private or public transactions.

Item 5.	Interest in Securities of the Issuer.

(a, b)

According to the Issuer’s financial results for the fourth quarter ended December 31, 2022, which were filed with the Commission on Form 6-K on February 3, 2023, there were 201,783,532 Ordinary Shares issued and outstanding as of December 31, 2022. The Reporting Persons report beneficial ownership of the following Ordinary Shares:

Famatown may be deemed to be the owner of 39,736,865 Ordinary Shares, constituting 19.69% of the Ordinary Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 39,736,865 Ordinary Shares. Famatown has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 39,736,865 Ordinary Shares.

Frontline may be deemed to be the owner of 13,664,613 Ordinary Shares, constituting 6.77% of the Ordinary Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 13,664,613 Ordinary Shares. Frontline has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 13,664,613 Ordinary Shares.

Hemen Holding, through Frontline, may be deemed to be the owner of 13,664,613 Ordinary Shares, constituting 6.77% of the Ordinary Shares outstanding. Hemen Holding has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 13,664,613 Ordinary Shares. Hemen Holding has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 13,664,613 Ordinary Shares.

Greenwich Holdings, through Famatown and Hemen Holding, may be deemed to be the beneficial owner of 53,401,478 Ordinary Shares, constituting 26.46% of the Ordinary Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 53,401,478 Ordinary Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 53,401,478 Ordinary Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 53,401,478 Ordinary Shares, constituting 26.46% of Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 53,401,478 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 53,401,478 Ordinary Shares.

(c)	To the best of the Reporting Persons’ knowledge, all transactions in the Ordinary Shares effected in the open market by the Reporting Persons since the most recent filing of the Schedule 13D are set forth in Schedule I to this Amendment No. 9.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Exhibit B – Press Release, dated February 9, 2023 Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2023

FAMATOWN FINANCE LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
FRONTLINE PLC

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer

HEMEN HOLDNG LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GREENWICH HOLDINGS LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Ordinary Shares of the Issuer.

Date: April 3, 2023

FAMATOWN FINANCE LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
FRONTLINE PLC

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer

HEMEN HOLDING LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GREENWICH HOLDINGS LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Schedule 1

Transactions Effected Since the Most Recent Filing of the Schedule 13D

The following transactions in the Ordinary Shares were effected in open market purchases by Famatown Finance Limited since the most recent filing of the Schedule 13D:

Date	Amount of Ordinary Shares Bought/(Sold)	Approx. Price per Ordinary Share
1/27/2023	42,000	EUR 14.1475
1/27/2023	798,000	USD 15.4314
1/30/2023	491,000	USD 15.7478
1/31/2023	14,000	EUR 14.3501
1/31/2023	279,000	USD 15.7221
2/1/2023	175,000	EUR 14.5098
2/1/2023	212,000	USD 15.8811
4/3/2023	964,000	USD 16.0212

Exhibit B

Famatown Finance Limited announces candidates for the Euronav supervisory board

February 09, 2023 21:00 ET |

LIMASSOL, Cyprus, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Famatown Finance Limited1 (“Famatown” or “the company”) announces that, with respect to the EGM of Euronav NV (NYSE: EURN, Euronext: EURN) planned for 23 March 2023, it intends to exercise its shareholder rights and propose as candidates for the Euronav supervisory board Mr. John Fredriksen and Mr. Cato H. Stonex. The bios of Mr. Fredriksen and Mr. Stonex are included below. The company will take the necessary steps in view of the EGM to formalize this proposal.

Famatown further fully reserves its rights as shareholder, including its rights to make further proposals for amendment of the EGM and to exercise its voting rights in its full discretion.

Mr. John Fredriksen (born 10th May 1944) is a Norwegian-born Cypriot businessman based in London. Trusts settled by Mr. Fredriksen for the benefit of his close family members control significant interests in shipping, offshore, property, fish farming and other industries where the most known shipping interests are the publicly listed companies Frontline Plc, Golden Ocean Ltd, SFL Corp. Ltd, Flex LNG Ltd and Avance Gas ASA. He has over the last seven decades become one of the most prominent figures in the shipping industry with the key philosophy being efficient and transparent business operations focused on generating shareholder returns.

Mr. Cato H. Stonex (born 17th December 1963) is a British Citizen and has had a long career in Fund management, initially with J Rothschild Investment Management. He was then a founder partner of Taube Hodson Stonex for 20 years, which managed institutional portfolios of Global Equity mandates. THS was sold to GAM in 2016, since when he has established Partners Investment Company, which has focused on stock picking in small and mid-cap equities, largely in Europe. In 2021 Partners Investment Company LLP became Stonex Capital Partners Ltd and that same year Cato also funded WMC Capital LTD, an investment company focused on the recovery of the global shipping industry. He has also been involved in a range of other business areas. He has been a long-term investor in German property and is a founder and director of Obotritia, a German conglomerate with interests in property, venture capital and banking. Since 2016 he has been a director of two Spanish property companies, Axiare and Arima, the first of which was sold in 2018 and the second which is listed on the Madrid stock exchange. He has a range of other private business interests. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee and is now an advisor to the Endowment Investment Committee. He is closely involved with LSE Ideas, a leading academic think tank.

Cautionary Statements

Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words and specifically include statements relating to future financial performance and shareholder value. Forward-looking statements are aspirational and are not guarantees or promises that such expectations, plans, or goals will be met. They are also subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking or other statements, except as required by law and notwithstanding any historical practice of doing so.

Investor & Media Contact:

Elena Varnava
elena.varnava@seatankers.com.cy
+ 357 25 858300

1 According to a Schedule 13D/A filed with the U.S. Securities and Exchange Commission on January 26, 2023, Famatown Finance Limited and entities related to it reported beneficial ownership of 50,426,478 ordinary shares of Euronav NV, representing 24.99% of its outstanding ordinary shares.